Exhibit 99.1

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON DECEMBER 30, 2025

To the shareholders of InterCure Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of InterCure Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel on December 30, 2025 at 4:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Alexander Rabinovich and Alon Granot, to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders (a separate vote for each director will be taken).

2.	To approve, upon the recommendation of the Company’s audit committee (the “Audit Committee”) and of the Board of Directors, the re-election of David Salton to our Board of Directors, as an independent director until the next annual general meeting of shareholders.

3.	To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

4.	To review and discuss our financial statements for the year ended December 31, 2024, and to transact such other business as may properly come before the meeting.

Only shareholders at the close of business on December 2, 2025 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Amos Cohen
Amos Cohen, Chief Financial Officer
November 25, 2025

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON DECEMBER 30, 2025

This Proxy Statement is furnished to our holders of ordinary shares, no par value (“Ordinary Shares”), in connection with Annual General Meeting of Shareholders (the “Meeting”), to be held on December 30, 2025 at 4:00 p.m. Israel time at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “InterCure,” “we,” “us,” “our” and the “Company” to refer to InterCure Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To re-elect Alexander Rabinovich to the board of directors of the Company (the “Board of Directors”) for a term expiring at our next annual general meeting of shareholders.

2.	To re-elect Alon Granot to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

3.	To re-elect David Salton to our Board of Directors as an independent director for a term expiring at our next annual general meeting of shareholders.

4.	To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

5.	To review and discuss our financial statements for the year ended December 31, 2024, and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of Ordinary Shares of the Company as at the close of business on December 2, 2025, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 3, 2025, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least thirty-three and one-third percent (33⅓%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the Meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or day, time and place as the Board of Directors shall determine in a notice to shareholders. The legal quorum at the adjourned meeting necessary for the matters for which the adjourned meeting was convened shall be two shareholders who hold and represent at least 10% of the issued and paid-up capital of the Company.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on November 24, 2025, 54,681,335 Ordinary Shares were issued and outstanding.

Proposals 1 to 4 to be presented at the Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the Meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. Also, absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election and/or re-election of directors (Proposals 1-3), which we believe are considered as non-routine under applicable rules.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matter that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on December 29, 2025, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street name shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at amos@intercure.co or InterCure Ltd., 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on December 29, 2025.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies Law, 1999 (“Companies Law”) you may do so by delivery of appropriate notice to the offices of our attorneys, Amit, Pollak, Matalon & Co. (Attention: Ronen Kantor, Adv), located at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, not later than ten days before the convening of the Meeting (i.e., December 20, 2025). Response of the Board of Directors to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. December 25, 2025).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our Ordinary Shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.intercure.co/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSALS 1-3:

RE-ELECTION OF DIRECTORS

Background

At the Meeting, three directors are proposed to be re-elected. Each of the re-elected directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Meeting, the current directors shall continue to hold office. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Alexander Rabinovich, Alon Granot and David Salton has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for his service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices.

The three proposed nominees to serve as directors together with the two external directors will constitute the Board of Directors.

The nominees to serve on the Company’s Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Alexander Rabinovich has served on InterCure’s board of directors since October 2018, as Chairman of the Board since February 2025 and is also the Chief Executive Officer of InterCure. He has significant public company experience with both Nasdaq and TASE listed companies. Mr. Rabinovich is also a director of Scodix Ltd. (TASE: SCDX) since 2025. Mr. Rabinovich is also the Chief Executive Officer and director of G.F.C. Green Fields Capital Ltd., a public company listed on the TASE engaged in investments in renewable energies since 2016. He is also the Chief Executive Officer and director of Green Forest Global Ltd. since 2013 and the Chief Executive Officer and director of Green Forest Holdings Ltd. since 2009. Mr. Rabinovich also serves on the board of directors of XTL Biopharmaceuticals Ltd., a public company listed on the Nasdaq, and, until 2014, served on the board of directors of Pilat Media Global PLC, a public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange. Mr. Rabinovich holds a B.A. degree in economics and accounting from the University of Haifa, Israel.

Alon Granot has served on InterCure’s board of directors since November 2020 and Canndoc Ltd.’s (“Canndoc”) board of directors since February 2019. Mr. Granot served as Canndoc’s Chief Executive Officer from September 2019 to December 2020. From July 2021 to August 2023, Mr. Granot also served as a director at Aura Smart Air Ltd. (TASE: AUSA). From 2001 to 2018, Mr. Granot served as Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd. (“Frutarom”), where he led mergers and acquisitions, business development and overall financial management until Frutarom was acquired for approximately $7.1 billion in 2018. From 2008 to 2016, and from August 2019 to January 2021, Mr. Granot served as an external director and independent director at Inter Industries Ltd. (TASE: ININ). Since 2021, Mr. Granot has been advising Turpaz Industries Ltd. (TASE: TRPZ), an Israeli public company on matters related to mergers and acquisitions. Mr. Granot holds a B.A. in economics and business administration from Haifa University and received an M.A. in economics and business administration from Technion-Israel Institute of Technology, Israel.

David Salton has served as an independent director of InterCure since December 2014. He has over 25 years of management experience in investment banking, investment companies and funds, and start-up companies in the life science industry. In addition to InterCure, since July 2024, Mr. Salton has served as Chief Executive Officer of AnchorMesh Ltd., a start-up company developing orthopedic implants. He also serves as an external director of Anabella Medical Ltd. and Giza-Singer-Even Underwriting Ltd., public-non-listed, reporting Israeli companies. From May 2022 to February 2024, he served as an independent director of SHL Telemedicine Ltd. (Nasdaq: SHLT). From February 2016 to February 2025, Mr. Salton served as an external director of ARAN Research & Development (1982) Ltd. (TASE: ARAN). From October 2019 to October 2024, he served as Chief Executive Officer, President, and a member of the board of directors of Virility Medical, a startup company, developing consumer medical devices. Before that, from 2009 to September 2019, Mr. Salton served as Chief Executive Officer and President of Dentack Implants Ltd. Mr. Salton also has previously served as the Chief Executive Officer of DCL Technologies Ltd., an investment company (previously listed on TASE), and of Leumi Star Ltd., a public-non-listed venture fund. Mr. Salton also served as Chief Executive Officer of the following private companies: Dyn-Bioshaf Ltd., Darely Pharmaceutical Ltd., and DYN Diagnostics Holdings (2000) Ltd. Mr. Salton also served as the Deputy General Manager and Head of Investments Sector for Leumi Partners, with $100 million under management and 25 portfolio companies in various sectors. Mr. Salton holds a B.Sc., Economics & Management degree from the Technion, Industrial Engineering faculty, Israel.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the re-election of Alexander Rabinovich to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Alon Granot to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that, upon the recommendation of the Audit Committee and of the Board of Directors, the re-election of David Salton to the Company’s Board of Directors, to serve as an independent director until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing director nominees.

PROPOSAL 4:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

It is proposed to approve the re-appointment of Somekh Chaikin, a member firm of KPMG International as the Company’s independent auditors for the fiscal year ending December 31, 2025, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table sets forth, for the year ended December 31, 2024, the fees billed by our independent registered public accounting firm.

Year Ended December 31,
2024
Services Rendered	(NIS in thousands)
Audit fees (1)	1,337
Audit related fees	-
Tax fees	148
All other fees	-
Total	1,485

(1) The audit fees for the year ended December 31, 2024 include professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditors for the fiscal year ending December 31, 2025, be, and the same hereby is, approved, and that the Company’s Board of Directors be, and the same hereby is, authorized, subject to the approval of the Audit Committee, to determine their fees, as presented to the shareholders, be and the same hereby are, approved.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2024. This item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2024, which form part of our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 1, 2025, are available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at https://intercure.co/investors/. Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Amos Cohen
Amos Cohen, Chief Financial Officer
November 25, 2025